July 30, 2015

VIA EDGAR TRANSMISSION

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	CARBO Ceramics Inc.

Form 10-Q for the Period Ended March 31, 2015

Filed April 30, 2015

Response Dated July 23, 2015

File No. 1-15903

Dear Mr. Cash:

We are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to CARBO Ceramics Inc. (the “Company”) by letter dated July 28, 2015, which supplements the Company’s letters dated July 23, 2015 and June 26, 2015 to the Commission in response to the Commission’s letters dated July 9, 2015 and June 12, 2015, respectively, regarding the filings listed above. For your convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments.

Form 10-Q for the Period Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Critical Accounting Policies, page 12

1.	We note your response to comment two from our letter dated July 9, 2015. Please address the following:

•	You state “mothballed assets are evaluated for possible impairment while idled assets are not evaluated because such short-term production stoppages are not an indication of a possible impairment of a long-lived asset.” It is not clear to us why you believe that idling assets does not result in a significant adverse change in the extent and manner in which they are being used such that they should not be tested for recoverability based on the provisions of ASC 360-10-35-21. Please fully explain to us, and clarify in future filings, how and why you determined that idling assets due to significant adverse market conditions is not a triggering event that would require you to assess the recoverability of those assets; and

•	You state you will disclose you performed an interim impairment analysis upon mothballing your McIntyre, Georgia facility and will describe the results of that analysis. In regard to your impairment analyses of mothballed and/or idled assets, please fully explain to us, and clarify in future filings, how you estimate future cash flows associated with those assets, including if and when you assume the facilities commence production.

Mr. John Cash

Securities and Exchange Commission

July 30, 2015

We disclosed the following in our Form 10-Q for the period ended June 30, 2015, which we filed on July 30, 2015.

Long-lived assets to be held and used and intangible assets that are subject to amortization are reviewed for impairment whenever events or circumstances indicate their carrying amounts might not be recoverable. During early 2015, we temporarily idled production and furloughed employees at our Toomsboro and Millen, Georgia manufacturing plants (both for approximately 90 days) and mothballed our manufacturing plants in McIntyre, Georgia and Luoyang, China. Temporarily idled facilities are expected to remain closed for a short period of time, generally less than one year. Mothballed facilities are expected to remain closed for one year or longer. The accounting treatment is the same for both temporarily idled and mothballed facilities, except that mothballed assets are evaluated for possible impairment while temporarily idled assets are not necessarily assessed for impairment. In the instances of idling both the Toomsboro and Millen, Georgia plants in early 2015 for approximately 90 days each, we did not assess the temporarily idled assets for impairment because such short-term stoppages of production were designed to temporarily reduce inventory levels and as such did not significantly impact the long-term expected cash flows of the plants. We continue to depreciate both temporarily idled and mothballed assets.

At the time the manufacturing facility in McIntyre, Georgia was mothballed, we conducted an interim impairment analysis of the related long-lived assets. Key assumptions used in the analysis included: 1) the plant would remain closed for two years; 2) in year 3 production would start-up at 50% of capacity and thereafter return to production levels within normal capacity; and 3) market pricing would be similar to lower 2015 levels, thus conservatively reducing expected gross profit and thus cash flows. Pursuant to that analysis, we determined that the projected gross cash flows attributable to the facility substantially exceed the carrying value of the assets; therefore, we concluded that there was no impairment and further that impairment would not be reasonably possible in the near term. At the time the manufacturing facility was mothballed in Luoyang, China, we did not conduct an interim impairment analysis because an impairment charge was recorded in 2014 that reduced the value of the related long-lived assets to net salvage value.

Mr. John Cash

Securities and Exchange Commission

July 30, 2015

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The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact the undersigned at (281) 921-6400.

Sincerely,

/s/ Ernesto Bautista, III
Ernesto Bautista, III
Chief Financial Officer